UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                ALYN CORPORATION
                                (Name of Issuer)

                          Common Stock, par value $.001
                         (Title of Class of Securities)

                                   022611-10-7
                                 (CUSIP Number)

                                 Richard Little
                                Alyn Corporation
                                16761 Hale Avenue
                                Irvine, CA 92606
                                 (949) 475-1525

                                 with a copy to:

                             Gerald A. Eppner, Esq.
                          Cadwalader, Wickersham & Taft
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 28, 1998
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1(b)

     |X|  Rule 13d-1(c)

     |_|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 022611-10-7
---------------------



1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

       EDELSON TECHNOLOGY PARTNERS III--I.R.S. IDENTIFICATION NO. 22-3256000
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a) |_| (b) |_|
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
--------------------- -------- -------------------------------------------------
                      5        SOLE VOTING POWER
                               602,000
     NUMBER OF
       SHARE          -------- -------------------------------------------------
      OWNED BY        6        SHARED VOTING POWER
        EACH                   0
       PERSON         -------- -------------------------------------------------
        WITH          7        SOLE DISPOSITIVE POWER
                               602,000
                      -------- -------------------------------------------------
                      8        SHARED DISPOSITIVE POWER
                               0
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         602,000
-------- -----------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions) |_|
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.19%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)
         PN

1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
       HARRY EDELSON--I.R.S. IDENTIFICATION NO. ____
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a) |_| (b) |_|
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America
--------------------- -------- -------------------------------------------------
                      5        SOLE VOTING POWER
                               25,000
     NUMBER OF
       SHARE          -------- -------------------------------------------------
      OWNED BY        6        SHARED VOTING POWER
        EACH                   602,000
       PERSON         -------- -------------------------------------------------
        WITH          7        SOLE DISPOSITIVE POWER
                               25,000
                      -------- -------------------------------------------------
                      8        SHARED DISPOSITIVE POWER
                               602,000
-------- -----------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         627,000
-------- -----------------------------------------------------------------------
10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions) |X|.

          Disclaims beneficial ownership with respect to 602,000 shares owned by Edelson Technology Partners III
------- ------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.40%
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON (See Instructions)

         IN

Item 1(a).        Name of Issuer.

                  Alyn Corporation

Item 1(b).        Address of Issuer's Principal Executive Offices.

                  16761 Hale Avenue
                  Irvine, CA 92606

Item 2(a).        Names of Persons Filing.

                  (1) Edelson Technology Partners III
                  (2) Harry Edelson

Item 2(b).        Address of Principal Business Office or, if none, Residence.

                  (1) and (2)
                  300 Tice Boulevard
                  Woodcliff, NJ 07675

Item 2(c).        Citizenship.

                  (1) Delaware
                  (2) United States of America

Item 2(d).        Title of Class of Securities.

                  Common Stock, par value $.001

Item 2(e).        CUSIP Number.

                  022611-10-7

Item 3.

     If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) |_| Broker or dealer  registered under section 15 of the Act (15 U.S.C.
78o).

     (b) |_| Bank as defined in section 39a)(6) of the Act (15 U.S.C. 78c).

     (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) |_| An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

     (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F).

     (g) |_| A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

     (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j) |_| Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to ss.240.13d-1(c), check this box |X|.

Item 4.  Ownership.

    (1)     (a) Amount beneficially owned:                                         602,000 shares

            (b) Percent of class:                                                           5.19%

            (c) Number of shares as to which the person has:

                (i) Sole power to vote or to direct the vote:                             602,000
                (ii) Shared power to vote or to direct the vote:                                0
                (iii) Sole power to dispose or to direct the disposition of:              602,000
                (iv) Shared power to dispose or to direct the disposition of:                   0

    (2)     (a) Amount beneficially owned:                                         627,000 shares

            (b) Percent of class:                                                           5.40%

            (c) Number of shares as to which the person has:

                (i) Sole power to vote or to direct the vote:                              25,000
                (ii) Shared power to vote or to direct the vote:                          602,000
                (iii) Sole power to dispose or to direct the disposition of:               25,000
                (iv) Shared power to dispose or to direct the disposition of:             602,000

Item 5.  Ownership of Five Percent or Less of a Class.

                  Inapplicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Inapplicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Inapplicable.

Item 8.  Identification and Classification of Members of the Group.

                  Inapplicable.

Item 9.  Notice of Dissolution of Group.

                  Inapplicable.

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 8, 1998

                                            EDELSON TECHNOLOGY PARTNERS III


                                            By:  /s/ Harry Edelson
                                                 -----------------
                                                 Harry Edelson
                                                 General Partner

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 8, 1998



                                                 /s/ Harry Edelson
                                                 -----------------
                                                 Harry Edelson


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).